Exhibit 99.2

MANAGEMENT REPORT FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2008

The following discussion should be read in conjunction with our unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2008 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2007 and notes thereto filed with the Securities and Exchange Commission under item 18 to our annual report on Form 20-F for the year ended December 31, 2007 (“2007 20-F”). This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words “anticipate”, “believe”, “estimate”, “expect”, “plan” and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Elron’s group companies currently comprise of a group of publicly traded and privately held companies primarily in the fields of medical devices, information and communications technology, clean technology and semiconductors.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We take an active and long term role in the development and growth of our group companies. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees and active involvement in all aspects of their business to guide them through their long-term objectives. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, financial advice and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, patent protection, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers’ needs as well as their ability to raise financing and the condition of the capital markets.

We build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period. See below a discussion regarding the effect of the current global financial crisis and economic downturn on our business.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies as well as impairment charges. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, without exit transactions, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting. See below a discussion regarding the effect of the current global financial crisis and economic downturn on our business results of operations.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies, the realization of certain holdings and available credit lines or loans, as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets and capital markets, which significantly affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings. See below a discussion regarding the effect of the current global financial crisis and economic downturn on our capital resources and our business results of operations.

GLOBAL FINANCIAL CRISIS AND ECONOMIC DOWNTURN

The global markets are currently experiencing a financial crisis and economic downturn which may adversely affect our and our group companies business. Events pertaining to the financial crisis affect the securities markets which are facing increased volatility, including in securities of companies in the high-technology field. As a result, high-technology companies, such as our group companies may experience difficulties in raising additional financing required to effectively operate and grow their businesses. It also may affect our ability to raise additional capital, meet banks covanents, secure additional bank facilities and sell holdings of our group companies. This may also affect our financial results, which are directly impacted by our ability to conclude profitable “exit” transactions of companies in our group.

In addition, due to the depressed prices of stocks in the securities markets and the downturn of the economy which may affect the demand for our group companies products, we may have to record impairment charges if the fair value of certain investments decrease below their carrying amount in an other than temporary manner.

EXCHANGE RATE FLUCTUATIONS

Our group companies are exposed to foreign exchange rate fluctuations. Our functional currency, as well as that of most of our group companies, is the U.S. dollar. However, salaries and related expenses, which comprise a significant portion of our and most of our group companies’ expenses, are denominated in NIS. Since 2007, the NIS materially strengthened against the U.S. dollar, which negatively affected our and our group companies’ results of operations. If this trend continues, there will continue to be a negative impact on our and our group companies’ results of operations. Since September 2008, the NIS has begun to weaken against the U.S. dollar, but it is still relatively strong as compared to its level at the begining of 2007.

MAJOR TRANSACTIONS AND INVESTMENTS DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SUBSEQUENTLY

Agreement with Rafael and settlement of claim by Rafael against Elron’s subsidiaries, DEP and Rafael Development Corporation Ltd (“RDC”). On December 30, 2007, Elron, DEP Technology Holdings Ltd. (“DEP”) (100% held by Elron), RDC (50.1% held by DEP and 49.9% held by Rafael) and Rafael Advanced Defense Systems Ltd. (“Rafael”) signed an agreement (the “Addendum”) effective as of January 1, 2008 which was subsequently approved by the court. The Addendum amended the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael, and settled a claim filed by Rafael in September 2006 against DEP and RDC. Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. In January 2008 we made a one-time investment in RDC of $4 million and are committed to make further investments of $0.75 million in RDC for each company established by RDC based on Rafael’s technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which will facilitate cooperation between the parties.

In 2008, RDC established two new companies, each of which is based on Rafael’s technologies. Pursuant to the terms of the Addendum, Elron is to invest in the fourth quarter of 2008 $750 thousand in RDC for each of these companies, totaling $1.5 million, of which $1.0 million was invested during October 2008.

Medingo Ltd. (“Medingo”). In February 2008 Medingo received the second installment in the amount of $12.5 million out of the total amount of approximately $29 million it raised in November 2007. Medingo is developing a minature insulin pump for diabetic patients. As part of the financing round RDC invested $18 million, we invested $6.1 million

(including $4.2 million resulting from the conversion of convertible loans previously granted to Medingo) and a U.S. venture capital fund together with other investors invested $5.1 million. As a result of the above transaction, we and RDC hold 7% and 70%, respectively, of Medingo’s shares on a fully diluted basis and on an as converted basis (or 42%, representing Elron’s direct and indirect fully diluted share (through RDC)).

Brainsgate Ltd. (“BrainsGate”). In August 2008 BrainsGate completed a financing round of $27.5 million. BrainsGate is developing a broad treatment platform technology for brain diseases. The round was initially an internal financing round (which was signed in January 2008) of $12.5 million of which we invested approximately $5.5 million. The financing round was extended in August 2008 by an additional $15 million of which $12.5 million is to be invested by Johnson & Johnson Development Corporation joined by VC-Fund Agate Medical Investments LP and the rest by existing shareholders, of which we invested additional $1 million. The investment was granted in two equal installments: the first installment was granted immediately and the second investment is to be invested at the beginning of 2009. Following payment of all aggregate investments, we will hold approximately 21% of BrainsGate on a fully diluted and on an as converted basis.

BPT (Bio-Pure Technology) Ltd. (“BPT”). In January 2008, BPT, a provider of advanced membrane-based separation solutions, completed an internal round of $3.2 million of which Elron invested $1.6 million. As a result Elron’s holdings in BPT increased from 20% to 29% of BPT’s equity on a fully diluted basis and on an as converted basis. In October 2008, we and other existing shareholders of BPT granted a convertible loan in the amount $2.0 million to BPT in two installments of which we granted approximately $1.0 million. The first installment in the amount of $1.0 million was granted immediately (of which we invested approximately $0.5 million) and the second installment will be granted in January 2009.

Safend Ltd. (“Safend”). In February 2008, Safend, a leading provider of endpoint data leakage prevention solutions, completed a financing round of $9 million, led by a European-based asset management fund. As part of the financing round Elron invested $2.75 million. Following the above investment, Elron’s share in the equity of Safend, on a fully diluted and on an as converted basis remains approximately 22%.

AqWise – Wise Water Solutions Ltd. (“AqWise”). In March 2008, AqWise, 34% held by Elron, completed a financing round of $3.6 million (which included conversion of previously granted convertible loans from existing shareholders) in three equal installments, of which Elron invested its pro rata amount of $1.2 million. AqWise is a provider of advanced biological wastewater treatment technologies which increase capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology.

Wavion Inc. (“Wavion”). In March and June 2008, Elron together with another shareholder of Wavion, a provider of metro WI-FI access points, in accordance with an agreement signed in August 2007, invested the second and third installments of a previous financing round. Each installment was in the amount of $3.2 million of which Elron invested in each approximately $2.0 million. In addition, simultaneously with the second installment, Elron together with such other shareholder purchased all the shares then held by a former shareholder in Wavion, of which Elron purchased 75% of the purchased shares. Following the above transactions, Elron holds approximately 57% of Wavion’s share capital on a fully diluted and on an as converted basis.

Wavion is considered to be a variable interest entity and we are the primary beneficiary of Wavion. Accordingly we consolidated Wavion commencing at the end of the first quarter of 2008.

As a result of the initial consolidation of Wavion, an amount of approximately $1.8 million was allocated mainly to intangible assets such as technology. The amount allocated to the above intangible assets is amortized by us on a straight-line basis over their weighted average expected useful life of 5 years.

Impliant Inc. (“Impliant”). Impliant is engaged in the development of a novel posterior motion preservation system for spine surgery. Impliant has made positive progress since adverse clinical trial events occurred in the third quarter of 2007, which caused clinical trials to cease, and has restarted, and is now continuing, the clinical trial process after having received in May 2008 FDA approval to continue the study.

In March 2008, we and other existing shareholders of Impliant granted a convertible loan in the amount $10.0 million to Impliant in two installments of which we granted $6.0 million. The first installment in the amount of $5.0 million was invested immediately (of which we granted $3.0 million) and the second installment was invested in June 2008 upon completion of a certain milestone event by Impliant. Impliant is considered to be a variable interest entity and we are the primary beneficiary of Impliant. Accordingly, we consolidated Impliant commencing the end of the first quarter of 2008.

The excess of Impliant’s equity fair value over its reported equity and convertible loan amounted to approximately $4.5 million and was allocated to in process research and development (“IPR&D”). Products which did not receive marketing clearance by regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to our results of operations in the first quarter of 2008 and was included as part of “Amortization of intangible assets and acquired in-process- research and development write-off” in the statement of operations.

Pocared Diagnostics Ltd. (“Pocared”). In March, 2008, we granted Pocared a convertible loan in the amount of $5.0 million out of an aggregate amount of $14.0 million. The balance of the loan was granted by other existing shareholders of Pocared and a new investor. The loan was advanced in two equal installments, the first installment immediately and the second installment was advanced during June 2008. Pocared provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared’s technological platform may be used to address a wide range of medical diagnostic applications.

ChipX Inc. (“ChipX”). In May 2008, ChipX, a provider of differentiated ASIC (application specific integrated circuits) solutions, completed a private placement of $4.0 million from a new investor and existing shareholders, of which we invested approximately $0.7 million. Following this investment, our holdings in ChipX remain approximately 23% on fully diluted basis and on as converted basis.

Given Imaging Ltd. (“Given Imaging”). On June 20, 2008 we completed a tender offer to purchase 1,462,640 ordinary shares of Given Imaging (Nasdaq & TASE: GIVN), representing 5% of Given Imaging’s issued outstanding shares, for $16.54 per share in the aggregate amount of $24.5 million (including approximately $0.3 million related costs). After the transaction, Elron’s direct and indirect share (through RDC) in Given Imaging increased to approximately 27.8% of Given Imaging’s issued and outstanding shares. Discount Investment Corporation Ltd. (“DIC”), an approximately 48.7% shareholder of Elron holds 16.1% of Given Imaging. Therefore, we together with DIC and RDC hold approximately 48.5% of the issued and outstanding shares of Given Imaging.

The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $18 million and was allocated, based on preliminary purchase price allocation analysis, as follows: approximately $12.6 million to intangible assets other than goodwill, such as customer relationships and technology, approximately $0.8 million to IPR&D and approximately $4.6 million to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 13 years.

The amount allocated to IPR&D was charged immediately to the statements of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”). The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item “Equity in losses of affiliated companies”.

As of September 30, 2008, the market value of our investment in Given Imaging amounted to approximately $105.5 million and the book value amounted to approximately $111.0 million. Subsequent to September 30, 2008 Given Imaging’s share price further decreased and as of November 11, 2008, the market value was $77.0 million. We intend to examine, in the coming reporting periods, whether this decline in value is other then temporary. If we conclude the decline is other then temporary, we may have to record impairment charges with respect to our investment in Given Imaging.

Atlantium Inc. (“Atlantium”). In April 2008, Atlantium completed a financing round from its existing shareholders of approximately $11 million (including approximately $6 million by conversion of convertible loans, previously granted to Atlantium). The investment was in two installments, the first in the amount of $9.0 million of which we invested $3.3 million (including $2.2 million by conversion of a convertible loan) and the second installment in the amount of $2.0 million (of which we invested $0.5 million) was granted during June 2008. Following the above investment, our share in the equity of Atlantium, on a fully diluted and on an as converted basis increased from 30% to approximately 33%. Atlantium, an Israeli-based water technology company, provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology. In September 2008, an existing shareholder of Atlantium granted a convertible loan in the amount $3.0 million to Atlantium in three installments. The first installment in the amount of $1.0 million was granted immediately and the second and third installment will be granted until December 2008.

As a result of slower than expected market penetration and the need for additional financing, we recorded, in the third quarter of 2008, an impairment charge of $4.8 million in our investment in Atlantium.

Starling Advanced Communications Ltd. (“Starling”), a public company traded on Tel-Aviv Stock Exchange, held 68% by us and RDC (or 50% by Elron directly and indirectly), a developer and manufacturer of innovative airborne broadband antenna systems, announced on September 23, 2008 that an international communication service provider signed a detailed non-binding agreement with EMS, a satellite communications systems manufacturer, under which EMS is to supply the international communications service provider with two-way Ku band antenna systems for aircraft over a period of seven years. The antenna systems to be supplied to the international communication service provider will incorporate Starling’s technology pursuant to the agreement signed between Starling and EMS on May 7, 2008. Starling estimates the value of its share, in terms of revenue, in the non-binding agreement, if fully executed, at approximately $60 million. The international communication service provider anticipates that the first binding order, in which Starling’s share will be approximately $9 million, will take place by December 1, 2008. There can be no assurance that any purchase orders will be issued, including the anticipated first binding purchase order.

In light of the above, Starling announced (based in part on a legal opinion received from its outside legal counsel) that it has reached the milestone under which it may use the proceeds of the convertible interest-bearing debentures (“Convertible Debentures”) sold as part of its initial public offering in June of 2007, which are currently being held in trust, in the amount of approximately 41.5 million NIS (approximately $12.1 million).

There is a dispute between Starling and some of the debenture holders relating to satisfaction of the milestone and therefore Starling’s entitlement to the proceeds from the Debentures. On November 4, 2008, a meeting of the debenture holders was held and they resolved not to release the funds from the proceeds of the Debentures. It is Starling’s position that the debenture holders have no standing in determining whether to release the proceeds under the Debentures once Starling disclosed that the milestone has been met. In addition, these debenture holders requested the immediate repayment of the Debentures. It is Starling’s position that there is no basis for immediate repayment of the Debentures. This matter, among others, was brought before the District Court in Tel Aviv, Israel (the “Court”). On November 6, 2008, the Court determined that there is no basis for immediate repayment of the Debentures. On November 9, 2008, Starling submitted a request to the Court to instruct the trustee to release the proceeds under the Debentures.

On September 28, 2008 we announced a framework for the execution of several actions, the purpose of which is to strengthen the financial position of Starling. Under this framework, during October 2008, we purchased Starling series A Convertible Debentures at a price of NIS 0.90 (approximately $0.26) for each Convertible Debenture par value NIS 1.00 for a total amount of approximately NIS 16 million (approximately $4.4 million). Of this total amount an amount of NIS 6.9 million (approximately $2.0 million) was purchased in private transactions, and the remainder of NIS 9.1 million (approximately $2.4 million) was purchased in a tender offer that was completed in October 2008. Following such purchases, we hold Convertible Debentures representing approximately 62% of the Convertible Debentures’ par value. It is our intention to release at least those funds from the Convertible Debentures which are held by us following the acquisition and to transfer such funds to Starling for its use in accordance with applicable law.

In addition, on October 24, 2008 in order to finance Starling’s ongoing business operations, we and RDC extended a loan to Starling in the amount of up to $2 million (of which $1 million was granted and the balance is to be granted in November 2008) to be repaid once the proceeds of the Convertible Debentures will be released to be used by Starling. Starling informed its shareholders that in order to further strengthen its financial base, Starling intends in the near future to issue a rights offering to its shareholders (“Rights Offering”). Elron, RDC and Elbit Systems Ltd. informed Starling of their consent, in principle, to participate in the Rights Offering. Such participation is contingent upon the terms to be offered by Starling.

Ellara Ltd. (“Ellara”). In September 2008, Ellara, a provider of energy efficient heating solutions based on amorphous metals technologies, was acquired by Domoteck Ltd. (“Domoteck”), in consideration for 33.33% of Domoteck’s shares. Domoteck is an Israeli company engaged in the manufacture of climate control systems. Following the above transaction, Elron’s share in the equity of Domoteck, on a fully diluted and on an as converted is approximately 19%. The transaction resulted in no material effect on the results of operations.

Galil Medical Ltd. (“Galil Medical”). on November 10, 2008, Galil Medical Ltd., a group company held by us and RDC, announced that it signed a definitive merger agreement with Endocare, Inc. (NASDAQ:ENDO). The transaction, which is expected to close in the first quarter of 2009, will combine the complementary clinical, technological and marketing strengths of the two companies, which both have expertise in cryoablation. The combination of Galil and Endocare will form a company whose pro forma combined revenues and gross profit in the twelve months ended September 30, 2008 were approximately $55.6 million and $39.1 million (70.3% of revenues), respectively.

Galil and Endocare announced that the terms of the definitive merger agreement call for a stock-for-stock merger transaction. The exchange ratio in the merger gives the current Endocare stockholders 52 percent of the post-merger stock and Galil stockholders 48 percent, prior to the financing transaction (see below) and upon the closing of the merger, if completed, we and RDC together will hold approximately 7.7% in the merged company. Endocare also announced that upon the closing of the merger it will sell $16 million of newly issued shares of its common stock in a private placement to several current institutional investors of Endocare and Galil. The merger and related transactions are expected to create significant clinical and operational advantages for the combined company. The transaction is expected to close in the first quarter of 2009. There is no assurance that the merger will be completed.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2007 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described under item 5 to our 2007 20-F under “Critical Accounting Policies”.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit Ltd. (our wholly-owned subsidiary) and DEP) subsidiaries. The following are our main subsidiaries:

Nine months ended September 30,
2008	2007
RDC	RDC
SELA	SELA
Medingo	Medingo
Starling	Starling
Sync-Rx1
XSIGHTS [1]
Wavion[2]
Impliant[2]
ActySafe[1]

1 Established by RDC during 2008.
2 Consolidated under FIN46(R) from March 31, 2008

Equity Method. Our main group companies held by us or through Elbit, DEP and RDC accounted for under the equity method of accounting include:

Nine months ended September 30,
	2008		2007
Given Imaging	Ellara[4]	Given Imaging	Ellara
NetVision	Notal Vision	NetVision	Notal Vision
ChipX	Galil Medical	ChipX	CellAct[3]
Wavion[1]	3DV	Wavion	Galil Medical
AqWise	RADLIVE[2]	AqWise	3DV
Kyma[5]			RADLIVE[2]

[1] Through March 31, 2008
[2] Since May 2007
[3] Sold in February 2007
[4] Acquired by Domoteck in September 2008
[5] Since February 2008

Other investments. Our main group companies held by us which are accounted for under the cost method or as available-for sale include:

Cost Method:

Nine months ended September 30
	2008			2007
Jordan Valley	Safend	BPT	Jordan Valley	Safend	BPT
Impliant[4]	Neurosonix	MuseStorm	Impliant	Neurosonix	MuseStorm[2]
Teledata	Atlantium	PLYmedia[3]	Teledata	Atlantium
BrainsGate	Enure	Domoteck[5]	BrainsGate	Enure
NuLens	Pocared		NuLens	Pocared[1]

1 Purchased in June 2007
2 Purchased in July 2007
3 Purchased in February 2008
4 Through March 31, 2008
5 From September 2008 following the purchase of Ellara

Available-for-sale Securities - As of September 30, 2008 – Elbit Vision Systems and M-Wise.

RESULTS OF OPERATIONS

Three and nine months period ended September 30, 2008 compared to the three and nine months period ended September 30, 2007.

The following table sets forth our results of operations in the reported periods:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
	(millions of $, except per share data)
	Unaudited
Net loss	23.5	20.0	51.6	16.7
Net loss per share	0.79	0.68	1.74	0.56

The net loss we reported in the three and nine months ended September 30, 2008 resulted mainly from our share in the net loss of our group companies in the amount of $23.5 million and $51.6 million, respectively, which included the following:

(i)

losses in the amount of $9.2 million and $17.2 million, respectively, resulting from consolidated companies, mainly Medingo, Starling, Wavion and Impliant, in which we recorded 100% of their respective losses;

(ii)

write offs of certain of our investments in the amount of $8.8 million and $11.5 million, respectively, as a result of an other than temporary decline in value, including mainly $4.8 million in Atlantium as a result of slower than expected market penetration and the need for additional financing, $2.2 million in MuseStorm, as MuseStorm is in the process of ceasing its operationsand and $2.6 million in Enure, as a result of a shift in Enure’s marketing strategy which caused a delay in bringing Enure’s product to the market and required additional financing.;

(iii)	a $4.5 million write-off of IPR&D with respect to the initial consolidation of Impliant based on a fair value assessment in the first quarter of 2008, and

(iv)

intangible asset amortization related to Elron’s investment in Given Imaging in the amount of $1.5 million and $4.8 million, respectively (of which $0.8 million is write-off of IPR&D related to the acquisition of additional shares of Given Imaging in June 2008).

If the downturn of the economy and the increased volatility of stock prices in the securities markets will continue for an extended period of time, and if any of our group companies will have difficulties in raising additional financing required to operate and grow its business, we may have to record additional impairment charges in the upcoming reporting periods.

The net loss we reported in the three and nine month period ended September 30, 2007 resulted mainly from our share in the net loss of our group companies in the amount of $18.0 million and $31.9 million, respectively, which included our share in the net losses mainly of Starling, Medingo, ChipX, Wavion, Ellara, Galil Medical and 3DV.

Our share in the net loss of our group companies which we recorded in the nine months ended September 30, 2007 included: (i) a $1.4 million write-off of IPR&D recorded in the second quarter of 2007 related to the acquisition of additional shares of Given Imaging in May 2007; and (ii) a $1.8 million gain, our portion in Notal Vision’s net income in the second quarter of 2007 as a result of an approximately $10 million gain recorded by Notal Vision from the arbitration award in favor of Notal Vision in connection with its dispute with its former distributor.

In addition, an $8.3 million write off in Impliant Inc. was recorded in the third quarter of 2007 as a result of material adverse events in Impliant’s clinical trials and the cessation of these trials (which were successfully renewed in the second quarter of 2008).

These losses were offset by the following gains in the nine months ended September 30, 2007:

(i)	a gain, net of tax, of approximately $9.1 million from the merger between NetVision, Barak and Globcall, which was completed during the first quarter of 2007;

(ii)	a gain, net of tax, of approximately $4.1 million resulting from the sale of Elbit’s real estate in Carmiel, Israel; and

(iii)

a tax benefit of approximately $3.0 million resulting from the decrease in our previous valuation allowance in respect of carryforward tax losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities.

The following table summarizes our operating results:

Income

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
	(millions of $)
	Unaudited
Net revenues	1.3	1.0	3.5	3.2
Equity in losses of affiliated companies, net	(2.1)	(5.5)	(12.1)	(13.8)
Gains (losses) from disposal of business and affiliated
companies and changes in holdings in affiliated companies	(0.2)	-	-	12.5
Other income (loss), net	(8.9)	(8.7)	(10.7)	(2.5)
Finance income, net	1.2	0.8	2.5	2.6
Total income (loss)	(8.6)	(12.4)	(16.8)	1.9
Cost of revenues	0.8	0.4	1.9	1.3
Operating expenses	14.7	8.1	41.4	20.8
Amortization of intangible assets and acquired in-process-	0.1		4.7
research and development write-off
Total costs and expenses	15.6	8.5	48.0	22.1
Loss from continuing operations before income taxes	(24.1)	(20.9)	(64.8)	(20.2)
Tax benefit (taxes on income)	(1.2)	0.1	(1.2)	(0.5)
Minority interest in losses of subsidiaries	1.8	0.8	14.5	4.0
Net income (loss)	(23.5)	(20.0)	(51.6)	(16.7)

Net revenues. Net revenues, in the three and nine months ended September 30, 2008 consisted of sales of products and services by our subsidiaries SELA and Wavion (the latter of which was consolidated commencing March 31, 2008). Net revenues amounted to $1.3 million and $3.5 million, respectively, compared to $1.0 million and $3.2 million in the comparable periods in 2007. The following table sets forth these revenues:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
	(millions of $)
	Unaudited
SELA	0.9	1.0	2.9	3.2
Wavion [1]	0.4	-	0.7	-
	1.3	1.0	3.6	3.2

1 Wavion was consolidated from March 31, 2008.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under “Basis of Presentation”).

Our share in net losses of affiliated companies amounted to $2.1 million and $12.1 million in the three- and nine-month periods ended September 30, 2008, compared to $5.5 million and $13.8 million in the comparable periods in 2007.

We expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

Highlights of the Results of Operations of Our Major Affiliates:

Given Imaging (Nasdaq: GIVN) (a 28% holding directly and indirectly through RDC). Given Imaging Ltd. (“Given Imaging”), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract using disposable miniature swallowable video capsules, recorded revenues of $31.1 million and $91.3 million in the three and nine month periods ended September 30, 2008 compared to $27.7 million and $78.6 million in the same periods in 2007. Given Imaging’s net income in the three and nine month periods ended Septmber 30, 2008 was $2.1 million and $6.1 million compared to $1.7 million and $2.3 million in the same periods in 2007.

On June 17, 2008 Given Imaging announced that it signed a final agreement with Olympus Corporation for the settlement of the patent litigation between the two companies in the United States. Given Imaging announced that the agreement includes certain worldwide royalty-free cross-licenses for their respective existing capsule endoscopy products and a release of all past causes of action and a payment of $2.33 million by Olympus to Given Imaging.

Galil Medical (a 20% holding directly and indirectly through RDC). Galil Medical is a medical device company that develops, manufactures and markets medical supplies based on innovative cryotherapy technology while incorporating powerful freezing technology and a revolutionary needle design to destroy malignant and benign tumors. Galil Medical’s revenues in the three and nine month periods ended September 30, 2008 amounted to $6.2 million and $18.7 million, compared to $6.4 million and $19.3 million in the same periods in 2007. Galil Medical’s operating loss in the three and nine month periods ended September 30, 2008 amounted to $3.4 million and $10.5 million compared to $1.7 million and $6.2 million in the same periods in 2007, resulting mainly from increased research and development expenses and general and administrative expenses. In november 10, 2008, Galil announced that it signed a definitive merger agreement with Endocare, Inc. (see “Major Transactions And Investments During The Nine Months Ended September 30, 2008 And Subsequently; Galil Medical Ltd.”).

NetVision (a 16% holding) (TASE: NTSN). The following results of NetVision for the three and nine month periods ended September 30, 2008 and for the comparable periods in 2007 reflect the combined results of NetVision, Barak I.T.C (1998) International Telecommunications Services Corp Ltd. (“Barak”) and GlobCall Communications Ltd. (“Globcall”) (hereafter: the “NetVision Group”) based on International Financial Reporting Standards (IFRS). Since the merger with Barak and GlobCall was completed at the end of January 2007, according to IFRS, the combined results of NetVision for the first quarter of 2007 do not include the results of Barak and GlobCall for January 2007 and other influences of the purchase as if the purchase had been completed in January 1, 2007 (“January results”). The proforma results for the nine month period ended September 30, 2007 include January results. The NetVison Group’s revenues in the three and nine month periods ended September 30, 2008 amounted to $92.8 million and $268.0 million compared to $90.9 million and $246.0 million (or compared to $264.6 million proforma revenues in the nine month period ended September 30, 2007) in the same periods in 2007. The NetVision Group’s operating income in the three and nine month periods ended September 30, 2008 amounted to $10.3 million and $26.1 million, compared to $1.0 million and $7.2 million (or compared to $6.3 million proforma operating income the nine month period ended September 30, 2007) in the same periods in 2007 and its net income amounted to $8.5 million and $22.4 million compared to $2.4 million and $12.9 million in the same periods in 2007. The NetVision Group’s broadband customer base at September 30, 2008 reached approximately 556,000 compared to 533,000 at December 31, 2007. NetVision’s operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision’s NIS figures into US dollars at the representative rate of exchange prevailing at September 30, 2008 according to which $1.00 equaled NIS 3.421.

On May 4, 2008, NetVision announced that it entered into an agreement with Bank Leumi Le’Israel (the “Bank”) to acquire its shares in HOT Communications Systems Ltd. (TASE: HOT) (“HOT”), an Israeli telecommunications and cable television company. In October 2008, the Israel Antitrust Authority, under the Ministry of Finance, informed NetVision that it believes the transaction will restrict competition and as such deems it to be a restrictive arrangement subject to the Restrictive Trade Practices Law. On October 30, 2008, NetVision announced that it cancelled its agreement with the Bank to acquire its shares in HOT due to the fact that it had not received all approvals required by law by the agreed upon closing date for the transaction.

Gains (loss) from Disposal of Businesses and Affiliated Companies and Changes in Holdings in Affiliated Companies. Gains (loss) from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in the three and nine month periods ended September 30, 2008 amounted to $(0.2) and $0 million compared to $0 million and $12.5 million in the same periods in 2007. The loss in the three month period ended September 30, 2008 was mainly as a result of the acquisition of Ellara shares by Domoteck. The gain in the three and nine month periods ended September 30, 2007 was mainly as a result of a $10.3 million gain ($9.1 million net of tax) from the merger between NetVision, Barak and Globcall in the first quarter of 2007, a $1.8 million gain from the private placement and the exercise of options and debentures in NetVision and a $0.5 million gain from the sale of our 45% interest in CellAct in consideration for $0.8 million in the first quarter of 2007.

Other income (loss), net. Other income (loss), net, amounted to a net loss of $8.9 million and $10.7 million, respectively, in the three and nine month periods ended September 30, 2008 compared to a net loss of $8.7 million and $2.5 million in the same periods in 2007. The loss in the three month period ended September 30, 2008 resulted mainly from the impairment charge in the amount of $4.8 million with respect to our investment in Atlantium, and $2.2 million with respect to our investment in MuseStorm. The loss in the nine month period ended September 30, 2008 resulted from the impairment charge in the amount of $2.6 million with respect to our investment in Enure and from the above-mentioned impairment charge in Atlantium and MuseStorm, and was offset by a $1.5 million gain resulting from a contingent payment received in connection with a previously held group company sold in 2004. The loss in the three-month period ended September 30, 2007 resulted mainly from the impairment charge in the amount of $8.3 million with respect to our investment in Impliant. The loss in the nine month period ended September 30, 2007 was offset by a gain in the amount of $5.5 million ($4.1 million net of tax) resulting from the sale of Elbit’s real estate in Carmiel during the second quarter of 2007 and the sale of part of our shareholding in M-Wise for $0.8 million.

Finance income, net. Finance income, net in the three and nine month periods ended September 30, 2008 amounted to $1.2 million and $2.5 million, respectively, compared to $0.8 million and $2.6 million in the same periods in 2007. The increase in income in the three months ended September 30, 2008 resulted mainly from the decrease in the market value of Starling’s debentures. The increase in income in the nine months ended September 30, 2008 resulted mainly from the expiry of most of Starling’s options to debentures in June 2008 and from the decrease in the market value of Starling’s debentures.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and materials associated with delivering products and services of our subsidiaries SELA and Wavion (the latter of which was consolidated commencing March 31, 2008). Cost of revenues in the three- and nine- month periods ended September 30, 2008 amounted to $0.8 million and $1.9 million, respectively, compared to $0.4 million and $1.3 million in the same periods in 2007.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC’s corporate operations and of our subsidiaries, mainly SELA, Medingo, Starling, Impliant and Wavion (the last two companies were consolidated from March 31, 2008). The following table sets forth the operating expenses:

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
	(millions of $)
	Unaudited
Corporate	2.1	2.3	7.4	6.0
Medingo	4.6	2.4	12.4	5.6
SELA	1.0	0.8	2.8	2.1
Starling	1.9	2.1	6.0	5.2
Impliant	1.6	-	3.1	-
Wavion	1.6	-	3.9	-
Other[1]	1.8	0.5	5.6	1.9
	14.6	8.1	41.2	20.8

1RDC, Sync-Rx, XSIGHTS and ActySafe.

Corporate operating expenses in the three and nine month periods ended September 30, 2008 amounted to $2.1 million and $7.4 million, respectively, compared to $2.3 million and $6.0 million in the same periods in 2007. The increase in the nine month period ended September 30, 2008, resulted mainly from the increase in salaries and related expenses (resulting partly from the NIS increase in value against the dollar) and professional services.

Medingo’s operating expenses and operating loss in the three- and nine-month periods ended September 30, 2008 increased to $4.6 million and $12.4 million, respectively, compared to $2.4 million and $5.6 million in the same periods in 2007, mainly as a result of the increase in research and development expenses incurred in the development of its miniature dispensing insulin patch for insulin-dependent diabetic patients and as a result of the increase in general and administrative and marketing expenses incurred as a result of the expansion of its operations.

SELA’s operating expenses amounted to $1.0 million and $2.8 million in the three and nine month periods ended September 30, 2008, respectively, compared to $0.8 million and $2.1 million in the same periods in 2007, and its operating loss amounted in the three and nine month periods ended September 30, 2008 to $0.6 million and $1.3 million, respectively, compared to $0.3 million and $0.4 million in the three and nine month periods ended September 30, 2007. The increase in SELA’s operating loss was mainly as a result of the increase in research and development expenses as well as sales and marketing expenses related to the development and marketing of SELA’s new system.

Wavion’s operating expenses amounted to $1.6 million and $5.8 million in the three and nine month periods ended September 30, 2008, respectively, compared to $1.5 million and $4.3 million in the same periods in 2007, and its operating loss amounted to $1.6 million and $5.8 million in the three and nine month periods ended September 30, 2008, respectively, compared to $1.5 million and $4.3 million in the same periods in 2007. The increase in Wavion’s operating loss resulted mainly from the increase in research and development expenses as well as sales and marketing expenses related to the launch of its products in 2008.

Impliant’s operating expenses and operating loss amounted to $1.6 million and $4.7 million in the three and nine month periods ended September 30, 2008, respectively, compared to $3.1 million and $8.4 million in the same periods in 2007. The decrease in Impliant’s operating loss resulted mainly from the temporary cessation of the clinical trials which renewed at the end of the second quarter of 2008.

Starling’s operating expenses and operating loss amounted to $1.9 million and $6.0 million in the three and nine month periods ended September 30, 2008, respectively, compared to $2.1 million and $5.2 million in the same periods in 2007. The increased operating loss in the nine-month period resulted mainly from the increase in research and development expenses relating to Starling’s efforts to complete the development and license of its products.

Amortization of intangible assets. Amortization of intangible assets amounted to $4.7 million in the nine month period ended September 30, 2008 resulting mainly from the initial consolidation of Impliant at the end of the first quarter of 2008. Since Impliant was consolidated under the conditions of Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”) (see note 2 c to our Annual Consolidated Financial Statements as of December 31, 2007), the consolidation was recorded based on fair value. Therefore, the excess of

Impliant’s equity fair value over its reported equity and convertible loan amounts, amounted to approximately $4.5 million and was allocated to IPR&D and charged to our results of operations in the second quarter of 2008.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at September 30, 2008, were approximately $36.7 million (of which $12.1 million was restricted cash of Starling, denominated in NIS) compared with $74.4 million (of which $7.6 million was restricted cash of Starling, denominated in NIS) at December 31, 2007. At September 30, 2008, corporate cash, debentures and deposits were $9.3 million compared with $55.2 million at December 31, 2007.

The main uses of the corporate cash and other liquid instruments in the nine months ended September 30, 2008, were $70.6 million investments and loans to our group companies (of which $24.5 million was utilized for the purchase of 5% of Given Imaging’s outstanding shares).

The investments and loans to our group companies during the nine month period ended September 30, 2008 are detailed in the following table:

Consolidated companies (**)
($ in milllons)
RDC	4.0
Medingo	1.0
Impliant(*)	6.0
Wavion(*)	4.1
SELA	0.6
15.7

Affiliated companies and other investments
Given Imaging	24.5
Pocared	6.9
Brainsgate	6.0
Safend	2.7
BPT	1.6
Enure	1.4
Atlantium	2.6
Kyma	1.0
Ellara	1.6
PlyMedia	2.5
Aqwise	1.1
Other	3.0
54.9
Total corporate investments	70.6

(*)	Consolidated from March 31, 2008

(**)	These investments do not affect the cash included in the consolidated financial statements.

Consolidated working capital at September 30, 2008 amounted to $19.8 million compared to $61.0 million at December 31, 2007. The decrease was mainly due to lower cash, debentures and deposits balance and the increase in short term loans, which resulted mainly from the initial consolidation of Wavion and Impliant.

Consolidated loans at September 30, 2008, were approximately $42.6 million, compared to $5.6 million at December 31, 2007. This increase resulted mainly from a $30 million loan utilized under the credit line described below and from a $4.1 million resulted from the initail consolidation of Impliant and Wavion in the first quarter of 2008.

On May 15, 2008, the Company signed an agreement (the “Agreement”) with Israel Discount Bank Ltd., (the “Bank”) to provide us with a $30 million credit line to be utilized within a period of 364 days from the date of the Agreement. During this period, we could draw down loans from the credit line for a three-year period bearing interest at a rate of three months LIBOR +1.3% . We agreed to pay the Bank during the term of the Agreement a fee equal to 0.24% per annum on all amounts not utilized under the credit line. Loans drawn down from the credit line may be repaid early without penalty on any interest payment date.

As part of the Agreement, we committed to certain covenants including:

(i)

maintaining a ratio equal to the sum of (1) cash and cash equivalents, (2) the market value of holdings in public companies and (3) short term investments, to the finance debt, as defined in the Agreement, which shall be not less than three;

(ii)

obligating to provide the Bank with any covenant, undertaking and/or lien of any kind, that may be provided to any other financial institution, all in equal parts, pari passu with such financial institution so that the Bank’s rights will not harmed;

(iii)

obligating not to make, or agree to make, loans available to the Company’s shareholders and not to repay future loans to shareholders without the prior consent of the Bank, and moreover, any funds or loans granted or which may be granted to our shareholders shall be subordinated to any debt to or credit from the Bank; and

(iv)	obligating not to issue dividends to the Company’s shareholders without the prior written consent of the Bank.

As of September 30, 2008 all covenants mentioned above were met. However, due to the increased volatility of stock prices in the securities markets, there is a risk we may not meet the first covenant, described above.

On October 30, 2008 we entered into a loan agreement with DIC, pursuant to which DIC will provide us with a loan (the “Loan”) in an amount equivalent to $6 million bearing interest at a rate of 5.95% per annum and linked to the Israel consumer price index. As part of the loan agreement we agreed to customary default provisions in loan agreements. The granting of the Loan is subject to receipt of all required corporate approvals. If one or more shareholders holding in the aggregate at least 1% of our issued share capital or voting rights notify us in writing, on or prior to the fourteenth day following the disclosure of the Loan made on October 30, 2008 about his/their objection to Loan, then the Loan will require the approval of the shareholders. The Loan is subordinate to the existing loan from the Bank and given for the same period through September 24, 2011. If the loan from the Bank is repaid earlier, then the DIC Loan will be repaid at that time; if the repayment of the loan from the Bank is extended, then the repayment of the DIC Loan will be extended for the same period. With the Bank’s prior written consent, Elron may prepay the DIC Loan in whole or in part.

Convertible debentures at September 30, 2008 amounted to $7.0 million and represent the minority portion of the Convertible Debentures issued by Starling in May 2007 and from the exercise of a portion of Starling’s options into debentures during May 2008. In October 2008 through private transactions and a tender offer to the public, we purchased Starling Convertible Debentures at a price of NIS 0.90 (approximately $0.26) for each Convertible Debenture par value NIS 1.00 for a total amount of approximately NIS 16 million (approximately $4.5 million) (see “Major Transactions And Investments During The Nine Months Ended September 30, 2008 And Subsequently; Starling Advanced Communications Ltd.”).

Subsequent to September 30, 2008 and through November 11, 2008, we invested an additional aggregate amount of approximately $7.5 million in our group companies, mainly $4.5 million in the purchase of Starling Convertible Debentures described above.

We are currently seeking and evaluating alternatives to increase our capital resorces in order to support our investment plan in our group companies for at least the next twelve months. These alternatives include, but are not limited to, additional bank loans, additional loans from our principal shareholder, DIC, (see above regarding a $6 million loan provided to us by DIC), securities issuance and sale of holdings in group companies. We believe that we will be able to achieve one of the alternatives discussed above.

Shareholders’ equity at September 30, 2008 was approximately $215.4 million, representing approximately 71.2% of the total assets compared with $265.8 million representing approximately 89% of total assets at December 31, 2007.

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